Exhibit 99.B(d)(2)(A)(iii)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

FORM OF

August 20, 2008

Seamus Ray

T. Rowe Price Associates, Inc.

100 East Pratt Street

Baltimore, MD 21202

Dear Mr. Ray:

Pursuant to Section 1 of the Portfolio Management Agreement dated October 24, 1997, as amended, among ING Investors Trust, Directed Services LLC and T. Rowe Price Associates, Inc. (the “Agreement”) we hereby notify you of our intention to retain you as Sub-Adviser to render investment advisory services to ING T. Rowe Price Personal Strategy Growth Portfolio, a series of ING Investors Trust (the “Portfolio”), effective August 20, 2008 upon all of the terms and conditions set forth in the Agreement.  Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A and the Amended Schedule B of the Agreement.  The Amended Schedule A, which lists the series subject to the Agreement, and the Amended Schedule B, with the annual sub-advisory fees indicated for the Portfolio are attached hereto.

Please signify your acceptance to act as Sub-Adviser for the Portfolio under the Agreement by signing below.

Very sincerely,

Todd Modic
Vice President
Directed Services LLC

ACCEPTED AND AGREED TO:

T. Rowe Price Associates, Inc.

By:
Name:
Title:	, Duly Authorized

FORM OF

AMENDED SCHEDULE A

The Series of ING Investors Trust (formerly The GCG Trust) as described in Section 1 of the attached Portfolio Management Agreement, to which T. Rowe Price Associates, Inc. shall act as Portfolio Manager are as follows:

ING T. Rowe Price Capital Appreciation Portfolio

ING T. Rowe Price Equity Income Portfolio

ING T. Rowe Price Personal Strategy Growth Portfolio

FORM OF

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For services provided by T. Rowe Price Associates, Inc. on behalf of the following Series of ING Investors Trust, pursuant to the Portfolio Management Agreement dated October 24, 1997, as amended, the Manager will pay the Portfolio Manager a fee, computed daily(1) and payable monthly, based on the average daily net assets of the Series at the following annual rates:

SERIES(2)	RATE
(as a percentage of average daily net assets)

ING T. Rowe Price Capital Appreciation Portfolio	Assets up to $500 million: 0.50% on the first $250 million 0.40% on assets over $250 million

When assets exceed $500 million: 0.40% on the first $1 billion 0.35% on assets over $1 billion

When assets exceed $2 billion: 0.40% on the first $500 million 0.35% on assets over $500 million

When assets exceed $3 billion: 0.35% on all assets

ING T. Rowe Price Equity Income Portfolio	0.40% on the first $250 million 0.375% on the next $250 million 0.35% on assets over $500 million

ING T. Rowe Price Personal Strategy Growth Portfolio	0.50% on the first $100 million 0.40% on the next $400 million 0.35% on assets over $500 million

(1) The fees and transitional credit for ING T. Rowe Price Capital Appreciation Portfolio will be calculated on a monthly basis based on the average daily net assets for the month.

(2) The fees payable under this Portfolio Management Agreement are subject to a group fee waiver.  For purposes of this fee waiver, the assets of the Series will be aggregated with those of ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING T. Rowe Price Growth Equity Portfolio (the “IPI Portfolios”), each a series of ING Partners, Inc. that is managed by an affiliate of the Manager and sub-advised by the Portfolio Manager.  Pursuant to the terms of a letter agreement between the Manager and the Portfolio Manager dated December 5, 2001, as amended, the fee waiver will be calculated based on the aggregate assets of the Series and the IPI Portfolios as indicated below and will be applied to any fees payable by a Series.   Notwithstanding the reference to the fee waiver in this Amended Schedule B, the terms of the letter agreement shall govern the fee waiver.

•      Aggregate assets between $750 million and $1.5 billion = 5% discount

•      Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount

•      Aggregate assets greater than $3.0 billion = 10% discount

Concurrently with payment of the portfolio management fee, the Manager or its agent will provide the Portfolio Manager with a worksheet or such information reasonably necessary to support the calculation of the fees due to it hereunder.

For ING T. Rowe Price Capital Appreciation Portfolio (the “Capital Appreciation Portfolio”), the Portfolio Manager will provide the Manager a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets exceed $3 billion.  The credit will apply at asset levels between $2.93 billion and $3 billion.

To accommodate circumstances where the Capital Appreciation Portfolio’s assets fall beneath $3 billion and to prevent a decline in the Capital Appreciation Portfolio’s assets from causing an increase in the absolute dollar fee, the Portfolio Manager will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule.  This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $3 billion, when the flat fee would be triggered or, (b) fall below a threshold of $2.93 billion, where the original fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule ($250,000) by the quotient of the difference between current portfolio size for billing purposes and the phase in asset amount ($2.93 billion) over $70 million (which is the difference between $3 billion and the phase in amount).  The credit would approach $250,000 annually when the Capital Appreciation Portfolio’s assets were close to $3 billion and fall to zero at $2.93 billion.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $2.93 billion	X $250,000
$70,000,000